August 6, 2012

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Laura Veator, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ctrip.com International, Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed on March 30, 2012 (the “2011 Form 20-F”) (File No. 001-33853)

Dear Ms. Collins and Ms. Veator:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 23, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 Form 20-F. The comments are repeated below in bold and followed by the responses thereto.

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Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3. Key Information

D. Risk Factors, page 5

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company will include the following disclosure in its future Form 20-F filings under “Item 3 – Key Information – D. Risk Factors – Risks Related to Doing Business in China”:

“Our independent registered public accounting firm, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our independent registered public accounting firm is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our independent registered public accounting firm, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to regularly evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of the PCAOB inspections.”

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions

Arrangements with Consolidated Affiliated Chinese Entities, page 54

2.	Tell us why your disclosures on page 54 do not include a discussion regarding the ownership interest in Chengdu Ctrip or please confirm that you will include such information in future filings.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that both Chengdu Ctrip and Chengdu Ctrip International are wholly owned subsidiaries of Shanghai Ctrip, one of the Company’s significant consolidated variable interest entities (each, a “VIE”). The Company consolidates Shanghai Ctrip following the VIE model pursuant to the Accounting Standard Codification guidance on accounting for VIEs, and Shanghai Ctrip applies the voting interest model to account for its 100% ownership interest in Chengdu Ctrip and Chengdu Ctrip International, as disclosed on page F-8 and F-9 of the 2011 Form 20-F. The Company has entered into contractual arrangements with Shanghai Ctrip and its shareholders and included a discussion regarding such contractual arrangements on pages 54 through 56 under Item 7.B (Related Party Transactions) of the 2011 Form 20-F. The Company respectfully advises the Staff that it will include disclosure about Shanghai Ctrip’s 100% equity ownership in both Chengdu Ctrip and Chengdu Ctrip International under Item 4.A (History and Development of the Company) in future Form 20-F filings.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

Details of Certain Key Agreements with VIEs, page F-9

3.	We note that one VIE, Shanghai Ctrip Commerce, holds the majority equity interest in several other VIEs (i.e. Shanghai Huacheng, Beijing Ctrip, Chengdu Ctrip and Chengdu Ctrip International. Please explain further the following as it relates to these entities:

•	The purpose of an equity ownership structure whereby a VIE holds the majority equity interest in another VIE;

The Company respectfully advises the Staff that this structure was established primarily due to the Company’s historical needs in light of the then effective PRC regulatory requirements. Below please find a brief summary of the background to assist the Staff’s understanding:

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Before the adoption of the currently effective PRC Companies Law that went into effect on January 1, 2006 (the “2006 Companies Law”), all privately owned limited liability companies in China were required to have at least two shareholders pursuant to the prior editions of the PRC Companies Law. This requirement was formally removed in the 2006 Companies Law. The 2006 Companies Law permits a limited liability company to be owned by a sole shareholder.

•	Each of Shanghai Ctrip Commerce, Shanghai Huacheng and Beijing Ctrip was established before the Company’s private equity financing in September 2003.

•

These three entities were primarily engaged in the Internet content provision, travel agency and air ticketing businesses, which are subject to restrictions on foreign ownership under PRC regulations. Prior to the Company’s private equity financing in September 2003, the Company had set up a corporate structure whereby a wholly-owned subsidiary of the Company in China (“WFOE”), Ctrip Computer Technology (Shanghai) Co., Ltd. (“Ctrip Computer Technology”), entered into contractual arrangements with each of Shanghai Ctrip Commerce, Shanghai Huacheng and Beijing Ctrip and their respective shareholders (excluding the Participating Shareholder as explained in the immediately following bullet), which enabled us to derive economic benefits from and exercise effective control over these three entities.

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Historically, equity interests in Shanghai Ctrip Commerce and Beijing Ctrip (formerly named Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd.) were held by Mr. Min Fan, a co-founder, director and CEO of the Company, and Mr. Qi Ji, a co-founder, director and a then executive officer of the Company. Also, in the past, 90% of the equity interests in Shanghai Huacheng were held by Shanghai Ctrip Commerce, with the remaining 10% owned by an unrelated third-party entity sponsored by the local community (the “Participating Shareholder”). The Participating Shareholder’s ownership interest in Shanghai Huacheng has been subsequently diluted to 0.07% after several rounds of capital increase of Shanghai Huacheng. Shanghai Ctrip Commerce and a nominee shareholder who is a current executive officer of the Company now hold 99.57% and 0.36%, respectively, of Shanghai Huacheng.

•

Through subsequent changes in the nominee shareholders of Beijing Ctrip (as Mr. Ji resigned from his executive officer position at the Company), Shanghai Ctrip Commerce has become the holder of 96% of the equity interests in Beijing Ctrip, while a nominee shareholder who is a current executive officer of the Company holds 4% of Beijing Ctrip.

•

As a result of the above changes, Shanghai Ctrip Commerce controls Shanghai Huacheng and Beijing Ctrip through its majority ownership interest in each of them. The Company has maintained the contractual arrangements between Shanghai Huacheng, Beijing Ctrip and the executive officer holding a minority interest in them and the applicable WFOEs, for the best interests of the Company. The contractual arrangements with Shanghai Huacheng and Beijing Ctrip, among other things, allow the applicable WFOEs to directly collect service fees from these two entities and obtain an irrevocable and exclusive power of attorney from the executive officer holding a minority interest in these two entities.

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The Company has been advised by its PRC counsel, Commerce & Finance Law Offices, that Shanghai Ctrip Commerce’s holding the majority equity interests in Shanghai Huacheng and Beijing Ctrip, the contractual arrangements that the Company has with Shanghai Ctrip Commerce, Shanghai Huacheng and Beijing Ctrip and the executive officer holding a minority interest in these entities, as described above, comply with PRC law.

The Company respectfully advises the Staff that Shanghai Ctrip Commerce does not have equity interest in Chengdu Ctrip or Chengdu Ctrip International, and these two entities are wholly owned by Shanghai Ctrip as explained in the Company’s response to comment #2 above.

•	The parties to the contractual arrangements for each of these VIEs;

In response to the Staff’s comment, the Company has included in Exhibit A hereto a schedule of the currently effective key agreements with each of the referenced VIEs (other than Chengdu Ctrip and Chengdu Ctrip International for reasons elaborated in the Company’s response to the previous comment) setting forth the parties to each of the agreements.

•	How this structure complies with PRC regulations and the specific laws considered;

The Company has been advised by its PRC counsel, Commerce & Finance Law Offices, that the referenced corporate structure comprising of (a) Shanghai Ctrip Commerce’s holding majority equity interests in Shanghai Huacheng and Beijing Ctrip and (b) the contractual arrangements between Shanghai Huacheng, Beijing Ctrip and the Company’s executive officer holding their minority interests, and the relevant WFOE, when viewed separately or as a whole, complies with PRC law.

(a) Majority Equity Ownership. Each of Shanghai Ctrip Commerce, Shanghai Huacheng and Beijing Ctrip was established as a domestic PRC limited liability company before the Company’s private equity financing in September 2003. Prior to the adoption of the currently effective 2006 Companies Law, all privately owned limited liability companies in China were required to have at least two shareholders. According to Article 14 of the 2006 Companies Law, a limited liability company is allowed to own part or all of the equity interests in one or more subsidiaries. Pursuant to Article 12 of the 2006 Companies Law, a PRC domestic company can carry out any business within its business scope as set out in the company’s articles of association and can alter the business scope at its own commercial discretion as long as the change is registered with the relevant local administration of industry and commerce. If any item set out in a company’s business scope requires specific approval or license from a relevant governmental authority, the company should obtain such approval in advance.

The foreign investment ownership restrictions in certain industries under the Catalog for the Guidance of Foreign Investment Industries, as promulgated and amended from time to time by the PRC National Development and Reform Commission and the Ministry of Commerce, apply to our WFOEs, but do not apply to our VIEs, each of which is a PRC domestic company that is permitted to carry out any business activities within its business scope in China after it has obtained the required approval or license, if needed. Shanghai Ctrip Commerce, Shanghai Huacheng and Beijing Ctrip have Internet content provision, travel agency and air ticketing businesses in their business scopes and each has obtained the required governmental approval for holding the applicable licenses to carry out these businesses. The Company’s PRC counsel confirms that the majority equity interest of Shanghai Ctrip Commerce in Shanghai Huacheng and Beijing Ctrip as well as their respective business scopes and business activities comply with PRC law.

(b) Contractual Arrangements. Article 4 of the PRC Contract Law provides that any contract parties have rights to enter into contracts without other parties’ intervention. According to the PRC Contract Law, as long as a contract is entered into in accordance with PRC laws and regulations and reflects the contract parties’ meeting of minds, such contract shall be binding to the relevant contract parties and the contract and the contract parties’ interests are protected under PRC laws. The contractual arrangements the Company entered into with Shanghai Huacheng, Beijing Ctrip and its executive officer holding a minority interest in them do not violate any compulsory PRC laws and regulations. The Company’s PRC counsel advises the Company that such contractual arrangements are valid, legal, binding and enforceable under PRC law.

•	How this structure is considered in your consolidation analysis; and

The Company respectfully advises the Staff that the Company follows the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for VIEs and their respective subsidiaries. The guideline as per ASC 810-10-25-1 requires a reporting entity to consolidate any entity in which it has a controlling financial interest. In the preparation of consolidated financial statements, the Company follows the VIE model – as amended by ASU 2009-17 – to consolidate the referenced VIEs (i.e., Shanghai Ctrip Commerce and Shanghai Ctrip) and applies the voting interest model to account for their VIE subsidiaries (i.e., Shanghai Huacheng, Beijing Ctrip, Chengdu Ctrip and Chengdu Ctrip International). The Company’s current disclosure contains a summary of the Company’s significant VIEs and their respective significant subsidiaries in “Note 2. Principal Accounting Policies – Consolidation” of the consolidated financial statements in the 2011 Form 20-F.

VIE Model

The Company’s WFOEs, Ctrip Computer Technology, Ctrip Travel Network Technology (Shanghai) Co., Ltd. or Ctrip Travel Information Technology (Shanghai) Co., Ltd. (in most cases, two of the three entities), as applicable, have entered into contractual arrangements with the referenced VIEs and their shareholders, which mainly include business loan agreements, technical consulting and services agreements, share pledge agreements, exclusive option agreements and irrevocable power of attorneys as summarized below:

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Through the irrevocable power of attorney, the shareholders of the VIEs irrevocably appoint an executive officer of the relevant WFOE to vote on their behalf on all matters they are entitled to vote on.

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Through the technical consulting and services agreements, the WFOEs provide the VIEs with technical consulting and related services and thereby the VIEs transfer economic benefits to the WFOEs in the form of service fees.

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Through the business loan agreements, the share pledge agreements and the technical consulting and services agreements, the WFOEs extended business loans to the VIE shareholders to fund the capitalization of the VIEs, and the shareholders of the VIEs pledge their respective equity interests in the VIEs to the WFOEs as guarantee for the relevant VIE’s payment of the service fees under the technical consulting and services agreements, or the repayment of these business loans by such shareholders, as applicable.

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Through the exclusive option agreements, the WFOEs obtained from the VIE shareholders an exclusive, irrevocable option, to the extent permitted by the PRC law, to either (i) purchase all of their equity interests in the VIEs at any time as they desire, or (ii) request the shareholders of the VIEs to transfer their equity interests in the VIEs to other nominee shareholders designated by the WFOEs at any time.

ASC 810-10-25-38A indicates that an enterprise with a variable interest in a VIE shall assess whether the enterprise has a controlling financial interest in the entity and, thus, is the entity’s primary beneficiary. This shall include an assessment of the characteristics of the enterprise’s variable interests and other involvements (including involvements of related parties and de facto agents), if any, in the VIE, as well as the involvements of other variable interest holders. Additionally, the assessment shall consider the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders. An enterprise shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

b.	The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. The quantitative approach prescribed in the definitions of the terms “expected losses,” “expected residual returns,” and “expected variability” is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

Through the irrevocable power of attorney that allows the WFOEs to vote on all matters the shareholders are entitled to vote on, the WFOEs are entitled to direct the activities of a VIE that most significantly impact the entity’s economic performance.

Through the technical consulting and services agreements, the WFOEs are entitled to extract the profits of the VIEs in the form of service fees. Given the fact that the WFOEs have effective control over the management of the VIEs through the irrevocable power of attorney that the VIEs’ shareholders grant to the WFOEs, which allows the WFOEs to vote on all matters the shareholders are entitled to vote on (including activities that significantly impact the entity’s economic performance), the service fees payable from the VIEs to the WFOEs are in effect determined by the WFOEs. For the same reason, the WFOEs maintain the flexibility to modify the existing technical consulting and service fee agreements and can therefore increase the fee amount to be transferred from the VIEs. Factors that the WFOEs consider in determining the amounts of services fees include the scope and complexity of the support involved, the duration of the services provided and the prevailing market prices for similar support and services. Therefore, the WFOEs have the right to receive benefits from the VIEs that could potentially be significant to the VIEs.

Through the exclusive option agreements, the VIE shareholders grant the WFOEs an exclusive, irrevocable option, to the extent permitted by the PRC law, to either (i) purchase all of their equity interests in the VIEs at any time as they desire or (ii) request the shareholders to transfer their equity interests in the VIEs to other nominee shareholders designated by the WFOEs at any time. In addition, the irrevocable power of attorney enables the WFOEs to direct the activities of a VIE that significantly impact the VIE’s economic performance. Therefore, through the exclusive option agreements and the irrevocable power of attorneys, the WFOEs are entitled to direct the VIEs to transfer the assets and the remaining undistributed profits of the VIEs to the WFOEs, subject to compliance with applicable procedural requirements under PRC regulations.

Through the business loan agreements, the share pledge agreements and the technical consulting and services agreements, the WFOEs extended business loans to the VIE shareholders to fund the capitalization of the VIEs, and the shareholders of the VIEs pledge their respective equity interests in the VIEs to the WFOEs as guarantee for the relevant VIEs payment of the service fees under the technical consulting and services agreements, or the repayment of these business loans by such shareholders, as applicable. Under such arrangements, if a VIE suffers losses, the value of the pledged equity interests may be negatively affected. In the event that a VIE or a VIE shareholder fails to perform its obligations secured by the pledges under the share pledge agreements, among other remedies, the WFOEs may demand disposal of the pledged equity interests and receive the proceeds of such disposal to fulfill the VIE’s or the VIE shareholders’ obligations. The WFOEs’ economic interests will be affected by the market value of such pledged equity interests and, if the relevant VIE suffers losses, the WFOEs bear the risks of decrease in the market value of the pledged equity interests. Therefore, through these contractual arrangements, the WFOEs absorb the losses that could potentially be significant to the respective VIEs.

Therefore, through the contractual arrangements with the VIEs, the WFOEs have (a) the power to direct the activities of a VIE that most significantly impact the economic performance of the VIEs and (b) the right to receive benefits from the VIEs that could potentially be significant to the VIEs or the obligation to absorb the losses of the VIEs that could be potentially significant to the VIEs. As such, in accordance with ASC 810-10, the WFOEs are considered the primary beneficiaries of the respective VIEs and accordingly the results of operations, assets and liabilities of the VIEs are consolidated in the Company’s consolidated financial statements.

Voting Interest Model

As indicated above, the consolidation of the VIEs’ subsidiaries follows the subtopic ASC 810-10, all majority-owned subsidiaries (i.e., all companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interest) shall be consolidated unless control does not rest with the majority owner (as for instance where the subsidiary is in legal reorganization or in bankruptcy). The applicable VIE achieves a controlling financial interest through its ownership of the outstanding voting shares greater than fifty percent in its respective subsidiaries. The majority voting stock ownership enables the VIEs to control the respective VIE subsidiaries and possess power to direct or cause the direction of the management and policies of a person through the ownership of voting shares. In accordance with ASC 810-10, the Company concluded that the consolidation of such VIE subsidiaries is deemed appropriate.

When a portion of equity in a VIE’s subsidiary is owned by a third-party, such non-controlling interest (i.e. 0.36% of Shanghai Huacheng owned by an executive officer of the Company and 0.07% by the unrelated Participating Shareholder, respectively, and 4% of Beijing Ctrip owned by the same executive officer) is reported in accordance with ASC 810-10-45 as non-controlling interest. However, a percentage of non-controlling interest (i.e. 0.36% at Shanghai Huacheng and 4% at Beijing Ctrip) is owned by an executive officer of the Company who, as nominee shareholder, enters into a series of contractual arrangements (i.e., exclusive option agreement, loan agreement, share pledge agreement and irrevocable power of attorney) with the respective WFOEs. As a result of those contractual agreements between the respective WFOEs and the nominee shareholder, the Company effectively controls those non-controlling interests of the nominee shareholder and receives benefits relating to the respective ownership percentages of the nominee shareholder in Shanghai Huacheng and Beijing Ctrip. Consequently, the Company concluded that it is deemed appropriate to eliminate such non-controlling interest and, at the group consolidation level, present only the remaining, unpledged and uncontrolled interest owned by the Participating Shareholder as non-controlling interest.

The Company respectfully advises the Staff that as disclosed on page F-9 of the 2011 Form 20-F, the Company has been advised by Commerce & Finance Law Offices, the Company’s PRC legal counsel, that the contractual arrangements with its consolidated VIEs comply with PRC law.

Based on the above, in accordance with ASC 810-10-25, the Company believes it is appropriate at the group level to consolidate both the VIEs and the VIEs’ subsidiaries in its consolidated financial statements.

The Company confirms that it will include additional disclosures to “Note 2. Principal Accounting Policies – Consolidation” of the consolidated financial statements in future filings of Form 20-F in substantially the following form:

“Through the above mentioned contractual agreements, (i) all equity owners of the VIEs irrevocably appoint an executive officer of the WFOEs to vote on their behalf on all matters they are entitled to vote on, (ii) the WFOEs provide the VIEs with technical consulting and related services and thereby derive economic benefits from the VIEs by collecting services fees from them, (iii) the WFOEs extended business loans to the VIE’s shareholders to fund the capitalization of the VIEs, and (iv) the shareholders of the VIEs pledge their respective equity interests in the VIEs to the WFOEs as guarantee for the relevant VIE’s payment of the service fees under the technical consulting and services agreements, or the repayment of these business loans by such shareholders, as applicable, and (v) as consideration for the business loan agreements between the WFOEs and the shareholders of the VIEs, the shareholders grant the WFOEs an exclusive, irrevocable option, to the extent permitted by the PRC law, to purchase all of their equity interest in the VIEs at any time as they desire or, alternatively, request the shareholders to transfer their equity interests in the VIEs to other nominee shareholders designated by the WFOEs at any time.

The Group controls the VIEs’ subsidiaries through direct equity ownership and contractual arrangements between the non-controlling interest nominee shareholder and the relevant WFOE. As a result, the group consolidates the VIEs’ subsidiaries.”

•	Provide us with a copy of your organization chart.

In response to the Staff’s comment, the Company provided the Staff with a copy of the Company’s organization chart that includes all significant consolidated entities as set forth in Exhibit 8.1 to the 2011 20-F as Exhibit B hereto. The Company supplementally advises the Staff that in determining which entities are significant consolidated entities, the Company referred to the definition of “significant subsidiary” under Rule 1-02(w) of Regulation S-X. The Company confirmed that none of its subsidiaries or VIEs that are not set out in Exhibit 8.1 to the 2011 Form 20-F, considered in the aggregate, would constitute a significant subsidiary under Rule 1-02(w) of Regulation S-X as of December 31, 2011. The Company respectfully advises the Staff that all of the VIEs which are not set out in Exhibit 8.1 to the 2011 Form 20-F and the exhibits hereto in aggregate accounted for 2.1% of the Company’s total revenues, 1.8% of its total assets and 2.4% of its total liabilities in 2011.

4.	We note from your response to comment 8 in your letter dated September 6, 2011 that you would expand your disclosures regarding the terms of your key agreements with your VIEs to include a discussion of the contractual terms and renewal and termination rights; however, it does not appear that you have provided complete disclosure of these terms. Please provide us with the following and tell us how you considered disclosing such information:

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The specific expiration dates and the renewal provisions for each of your key contracts, including which parties have the renewal rights. As part of your response, please also tell us how you considered any pending maturities in determining that consolidation of the VIEs is still appropriate;

In response to the Staff’s comment, the Company has included in Exhibit C to this letter a detailed schedule setting forth the title, parties, termination rights, specific expiration dates and the renewal provisions for each of the currently effective key contracts.

The Company respectfully advises the Staff that amongst all of the contractual agreements related to the significant VIEs, no agreements have expired as of the date of this letter. In accordance with ASC 810-10, the existing contractual arrangements provide the WFOEs with the power to direct significant activities of the VIEs and the right to the economic risks and/or rewards of the VIEs. As set forth in Exhibit C to this letter, a majority of the contracts are renewable based on both parties’ mutual consent or at the discretion of the WFOEs and certain contracts, due to their nature, are automatically renewable conditional on the full performance of other contracts (e.g., the equity pledge agreements are conditioned upon the full performance of business loan agreements or the technical consulting and services agreements). The Company believes that the WFOEs have the effective control on the contract renewal, because the nominee shareholders of the VIEs are employees (or their affiliates) of the WFOEs who were designated by the WFOEs to hold the equity interests of the VIEs and have provided irrevocable and exclusive powers of attorney to the individuals designated by the WFOEs to vote on their behalf on all matters subject to shareholder approval, and in the event that the shareholders of the VIEs cease to be the employees of the WFOEs, the WFOEs have the right to require such nominee shareholders to transfer the equity interests of the VIEs to new nominee shareholders designated by the WFOEs. The nominee shareholders have pledged their respective equity interests in the VIEs to the WFOEs, and therefore cannot sell, assign, transfer or pledge their equity interests to any third-party without the prior approval from the WFOEs.

As the Company effectively controls the renewal option and the nominee shareholders pledged the shares back to the WFOEs, it is appropriate to consolidate the VIEs. Additionally, future renewal rights shall not affect the consolidation conclusion as reached as current contractual arrangements are valid, binding and legally enforceable. Any future changes to the contractual VIE arrangements may be treated as a reconsideration event, if and when effective.

The Company proposes to include the range of actual expiration and maturity dates of the VIE contracts and the renewal mechanism in “Note 2 – Principal accounting policies” in future filings of Form 20-F in substantially the following form:

“Irrevocable Powers of Attorney: The nominee shareholders of the VIEs irrevocably appoint the Company’s executive officers to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in the VIEs and the designation of the general manager of the VIEs. The appointment of any executive officer of the Company as the attorney-in-fact will terminate if the officer is no longer employed by one of the WFOEs. The term of each of the irrevocable powers of attorney is typically 10 years and the Company’s current power of attorneys mature between 2015 and 2022. The relevant WFOE has the power to terminate the power of attorney or it will be automatically terminated if the technical consulting and services agreement between the WFOE and the VIE is terminated. The Company may, at its discretion, cause the power of attorney to be renewed or re-signed by the nominee shareholders.

Share Pledge Agreements: The equity owners pledge their respective equity interests in the VIEs as guarantee for the payment by the VIEs of the business loans under the business loan agreements and/or technical and consulting services fees under the technical consulting and services agreements. In the event any of the VIEs or the nominee shareholders breaches any of their obligations under the business loans or the technical consulting and services agreements, the relevant WFOE, pursuant to the exclusive option agreement, is entitled to require the nominee shareholder to transfer his or her equity interests without consideration to other PRC citizens or entities designated by the WFOE at any time at the WFOE’s discretion or sell the equity interests held by the nominee shareholders and retain the proceeds from such sale, to the extent permissible under PRC law. Each of the agreements terminates when the corresponding loan agreement terminates or when the payment obligations of the service fees as well as other obligations under the exclusive technology consulting and service agreement have been performed in full.

Technical Consulting and Services Agreements: The WFOEs provide the VIEs with technical consulting and related services and staff training and information services. The WFOEs also maintain the VIEs’ network platforms. In consideration for those services, the VIEs agree to pay the WFOEs service fees. The service fees are eliminated upon consolidation. As the WFOEs are the exclusive providers of these services, the Company believes they are entitled to receive substantially all of the economic benefits of the VIEs in the form of service fees based on the agreements and are entitled to determine the level of service fees paid. The term of these agreements is 10 years and the Company’s current service agreements will expire between 2013 and 2022. The agreements are renewable with the WFOEs’ prior written consents prior to the termination dates. The WFOEs can terminate the agreements any time with an advance notice, and the VIEs can only terminate the agreement in extraordinary cases such as material misconduct or bankruptcy of the WFOEs.

Business Loan Agreements: Loans were granted to certain nominee shareholders of the VIEs with the sole and exclusive purpose of providing funds necessary for the capitalization of the VIEs. Each of the agreements will automatically expire upon full satisfaction of the outstanding loan obligations and the term of these loans is typically ten years and may be extended upon mutual consent. The loans under the currently effective business loan agreements will become due between 2013 and 2022.

Exclusive Option Agreements: The nominee shareholders of the VIEs irrevocably grant the WFOEs an exclusive option to, to the extent permitted under PRC law, purchase all of their equity interests in the VIEs at any time as they desire or, alternatively, request the nominee shareholders to transfer their equity interests in the VIE to new nominee shareholders designated by the WFOEs at any time. Without the applicable WFOEs’ written consent, the nominee shareholders and the VIEs may not transfer, pledge, or otherwise dispose of material assets or equity interests in any way. The term of each of the exclusive option agreements is typically 10 years and the Company’s current exclusive option agreements mature between 2013 and 2022. The agreements are renewable at the relevant WFOEs’ discretion or upon mutual consent.”

•	The termination rights of each party to the contracts; and

In response to the Staff’s comment, the Company has included in Exhibit C to this letter a detailed schedule setting forth the title, parties, termination rights, specific expiration dates and the renewal provisions for each of the currently effective key contracts.

The Company will include the termination rights of each party to the contracts in “Note 2 – Principal accounting policies” in future filings of Form 20-F in substantially the form as set forth in the Company’s response to the previous comment.

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The amount of service fees your VIEs paid you as a percentage of the VIEs’ total net income for each of the years presented. In this regard, although we note you disclose that fees are based on the number of air tickets sold and packaged tour products sold, your disclosure does not make it clear how you absorb a majority of the risk of loss or how the terms of the agreement entitle you to receive a majority of the residual returns. As part of your response, please also clarify whether the company has the right to adjust the service fees at its sole discretion.

The Company respectfully advises the Staff that the amount of service fees paid by all the VIEs as a percentage of the VIEs’ total net income were 93.2%, 93.1% and 77.7% for the years ended December 31, 2009, 2010 and 2011, respectively.

The Company respectfully advises the Staff that under the Exclusive Technical Consulting and Service Agreements, the WFOEs are the sole and exclusive provider of technical consulting and related services and information services for the VIEs. Pursuant to these agreements, the VIEs pay service fees to the WFOEs on quarterly basis based on the VIEs’ actual operating results. Although the service fees are typically determined based on the number of air tickets sold and packaged tour products sold, given the fact that the nominee shareholders of the VIEs have irrevocably appointed the WFOEs’ employees to vote on their behalf on all matters they are entitled to vote on and therefore retains effective control over the management of the VIEs, the Company believes that the WFOEs effectively have the right to determine (i) when to request payments of the service fees, (ii) the scope and complexity of the technologies to be involved as well as the content and duration of the services to be provided, and, as a result, (iii) the service fees the WFOEs see fit to be charged to the VIEs. The WFOEs monitor the status of such service fees charged on a regular basis and adjust the scope, complexity and duration of the technologies and/or services to be provided to ensure that substantially all of the economic benefits of the VIEs in the form of service fees be transferred to the WFOEs. Historically, the VIEs have transferred around 93% of their respective net income to the WFOEs in each of 2009 and 2010. For 2011, excluding Chengdu Ctrip and Chengdu Ctrip International, the other VIEs transferred in aggregate 99.4% of their net income to the WFOEs. The relevant WFOE did not request service fee payments from Chengdu Ctrip and Chengdu Ctrip International primarily in 2011 for tax planning purpose. The relevant WFOE is entitled to the economic benefits of Chengdu Ctrip and Chengdu Ctrip International and will request such service payments as it sees fit in the future. As indicated by these numbers, the WFOEs are entitled to get substantially all of the net income and transfer majority of the funds of the VIEs and VIEs’ subsidiaries.

The Company proposes to include in the Company’s future filings of Form 20-F (i) the percentage of the amount of the service fees the VIEs paid over the VIEs’ total net income for the years presented and, (ii) the statement that the Company may adjust the service fees at its discretion.

5.	Please confirm that all of the agreements with each of your VIEs have been filed as Exhibits pursuant to Item 4 of the Instructions to Exhibits for Form 20-F. Also, provide us with a schedule of the agreements for each VIE and include a reference to the specific filing in which you filed such agreement. Please ensure that all previously filed exhibits are incorporated by reference into your current Exhibit table or revise accordingly.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that it has filed a form of each of the material agreements that it enters into with its then significant VIEs in 2003 and all of these agreements have been incorporated by reference in the Company’s 2011 Form 20-F. The Company considered the following factors in its determination to maintain the filed forms of such agreements instead of filing all subsequent agreements it entered into with each of the significant VIEs: (i) the terms of the agreements with the same title among the Company and the VIEs and their respective shareholders are substantially similar except for the amounts of the business loans to the shareholders of each entity, the amount of service fees paid by each such entity, and certain insignificant adjustments and clarifications of the contract form over time to better protect the Company’s interests; and (ii) filing all agreements with each of the significant VIEs will lead to filing of more than 30 agreements with duplicative information.

In response to the Staff’s comment, the Company has included in Exhibit C to this letter a detailed schedule setting forth all currently effective key agreements for each significant VIE with the title, parties, termination rights, specific expiration dates and the renewal provisions included. The Company respectfully advises the Staff that all of the VIEs which are not set out in Exhibit 8.1 to the 2011 Form 20-F and the exhibits hereto in aggregate accounted for 2.1% of the Company’s total revenues, 1.8% of its total assets and 2.4% of its total liabilities in 2011.

Summary Financial Information of the Group’s VIEs in the Consolidated Financial Statements, page F-10

6.	We note your disclosure regarding the liabilities of the consolidated VIEs. Tell us how you considered including other quantitative information regarding your involvement with each of your VIEs, including the size of the VIE in terms of revenues, costs, income and assets. We refer you to ASC 810-10-50-2AA.

The VIEs mainly conduct business in air-ticketing, travel agency, advertising and value-added telecommunication businesses in China due to the substantial restrictions on foreign ownership imposed by current PRC laws and regulations. The Company’s contractual arrangements with each of its VIEs are similar in nature. Summary financial information of the VIEs, which represents consolidated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements is as follows:

	As of December 31,
	2010	2011
	RMB	RMB

Total assets	2,085,007,677	3,282,365,402

Inter-company receivables	(7,312,343)	(401,109,838)

Total assets excluding inter-company	2,077,695,334	2,878,255,564

Total liabilities	1,857,255,205	2,799,765,002

Inter-company payables	(946,497,065)	(1,252,325,502)

Total liabilities excluding inter-company	910,758,140	1,547,439,500

As of December 31, 2011 and 2010, the VIEs’ assets mainly consisted of cash and cash equivalent (2011: RMB1,389 million, 2010: RMB974 million), accounts receivables (2011: RMB609 million, 2010: RMB442 million), and prepayments and other current assets (2011: RMB455 million, 2010: RMB237 million). The inter-company receivables of RMB404 million as of December 31, 2011 mainly represented the cash paid by a VIE to one of the Company’s WFOEs for treasury cash management purpose. The inter-company receivables balance as of December 31, 2010 was insignificant.

As of December 31, 2011 and 2010, the VIEs’ liabilities mainly consisted of advance from customers (2011: RMB824 million, 2010: RMB391million), accounts payable (2011: RMB538 million, 2010: RMB427 million), taxes payable (2011: RMB62 million, 2010: RMB26 million), salary and welfare payable (2011: RMB51 million, 2010: RMB39 million). The inter-company payables as of December 31, 2011 and 2010 were RMB1,252 million and RMB946 million, respectively, which primarily consisted of the payables due to Ctrip.com (Hong Kong) Limited (“Ctrip HK”), one of the Company’s wholly-owned subsidiaries, for its payment of overseas air tickets and tour packages on behalf of a VIE and another VIE’s subsidiary and the service fees payable to the WFOEs under the technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries’ perspectives.

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Net revenues	997,524,111	1,377,332,400	1,923,643,591

Cost of revenues	196,043,416	303,025,329	461,223,883

Net income	41,517,045	54,519,950	206,213,884

As aforementioned, the VIEs mainly conduct air-ticketing, travel agency, advertising and value-added telecommunication businesses. Air-ticketing and packaged-tour businesses accounted for around 50% of the Company’s total revenues in 2011. The increase in air-ticketing and packaged-tour revenues is primarily driven by the increase in the air-ticketing volume and leisure travel volume.

The VIEs’ net income before the deduction of the inter-company consulting fee charges were RMB607 million, RMB793 million and RMB956 million for the years ended December 31, 2009, 2010 and 2011, respectively. For the year ended December 31, 2011, the relevant WFOE did not request service fee payments from Chengdu Ctrip and Chengdu Ctrip International primarily for tax planning purpose. The relevant WFOE is entitled to the economic benefits of Chengdu Ctrip and Chengdu Ctrip International and will request such service payments as it sees fit in the future under the exclusive technical consulting and services agreements.

The Company proposes to disclose the above summarized financial information of the VIEs to reflect the Company’s involvement with the VIEs in terms of revenues, costs, income and assets in the Company’s future filings of the Form 20-F.

Note 7. Investments, page F-26

7.	We note that your share of profit of affiliated company investments appears to represent 15% of consolidated net income for the year ended December 31, 2011. Tell us what consideration you gave to presenting summarized financial information for each period presented as required by Item 18(b) of Form 20-F and Rule 4-08(g) of Regulation S-X. We refer you also to ASC 323-10-50-3c. In addition, please ensure that your summarized financial information complies with the requirements of Rule 1-02(bb) of Regulation S-X. In this regard, we note that your current disclosure on page F-26 does not provide the amount of non-controlling interests, if applicable, or gross profits.

The Company respectfully advises the Staff that the share of profit before tax of affiliated company investments represented 7% of the Company’s consolidated profit before tax for the year ended December 31, 2011. The Company presented the summarized financial information of its affiliated company on page F-26 in Note 16 because its proportionate share of total assets of the affiliated company on one quarter lag basis accounted for 12.9% of its total consolidated assets as of December 31, 2011.

Please refer to below table for the detailed test performed by the Company to determine whether the affiliated company falls into the definition of “significant subsidiary” under SEC rule 1-02(w) as below:

	As of December 31, 2011/For the year ended December 31, 2011
In RMB (‘000)	Affiliated company	Ctrip’ s total assets/profit before taxes	% of Ctrip consolidated basis
Ctrip’s Investment in Home Inns as of December 31, 2011	732,864	9,761,435	7.5%

Ctrip’s proportionate share of the total assets of Home Inns as of September 31, 2011	1,259,510	9,761,435	12.9%

Ctrip’s proportionate share of the profit before tax of Home Inns from October 1, 2010 to September 30, 2011	89,915	1,289,621	7.0%

In terms of the disclosure of summarized financial information, the non-controlling interest of the affiliated company was RMB12.7 million as of September 30, 2011, which was not significant. In addition, the affiliated company does not present gross profits, but rather income from operations after the deduction of operating costs and expenses from the net revenue. Therefore, the Company believes that its current disclosure is sufficient to the investors in understanding the financial position and financial results of our affiliated company. In response to the Staff’s comments, the Company will additionally include in its future Form 20-F filings information regarding non-controlling interests and net income attributable to the affiliated company, including comparative numbers, according to Rule 1-02(bb) of Regulation S-X.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the undersigned at (86 21) 3406-4880 Ext. 11518. Thank you.

Very truly yours,

/s/ Jenny Wenjie Wu
Jenny Wenjie Wu
Chief Financial Officer

cc:	James Jianzhang Liang, Chairman of the Board of Directors
Min Fan, Director, Chief Executive Officer and President
Jane Jie Sun, Chief Operating Officer Ctrip.com International, Ltd.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom
Alison Wong, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Exhibit A

Parties to the currently effective key contractual arrangements for each of Shanghai Ctrip Commerce, Shanghai Huacheng and Beijing Ctrip1:

Agreements		Date	Parties

Shanghai Ctrip Commerce Co., Ltd.
			Party A (Lender)	Party B (Borrower)	Party C	Party D
Business Loan Arrangements	Loan Agreement	2003.9.10	Ctrip.com (Hong Kong) Limited	Min Fan	Qi Ji2	Jianzhang Liang[3]

			Party A (Lender)	Party B (Borrower)
	Supplemental Loan Agreement	2004.1.15	Ctrip.com (Hong Kong) Limited	Min Fan
	Supplemental Agreement	2006.10.11	Ctrip.com (Hong Kong) Limited	Min Fan
	Loan Agreement	2011.9.16	Ctrip Computer Technology (Shanghai) Co., Ltd.	Min Fan

[1]

As discussed in the Company’s response to the Staff’s comment #3, there is no direct contractual arrangements between Chengdu Ctrip and Chengdu Ctrip International, respectively, and Shanghai Ctrip Commerce.

[2]	Subsequently assigned.
[3]	Assigned to Party C through this loan agreement.

Agreements		Date	Parties

	Loan Agreement	2011.5.16	Ctrip Computer Technology (Shanghai) Co., Ltd.	Maohua Sun
	Loan Agreement	2011.9.16	Ctrip Computer Technology (Shanghai) Co., Ltd.	Maohua Sun
			Pledgee	Pledgor
Share Pledge Agreements	Share Pledge Agreement	2003.9.10	Ctrip Computer Technology (Shanghai) Co., Ltd.	Min Fan
	Supplemental Agreement	2004.1.15	Ctrip Computer Technology (Shanghai) Co., Ltd.	Min Fan
	Supplemental Agreement	2006.11.20	Ctrip Computer Technology (Shanghai) Co., Ltd.	Min Fan
	Share Pledge Agreement	2009.9.22	Ctrip Computer Technology (Shanghai) Co., Ltd.	Min Fan
	Supplemental Agreement	2011.9.16	Ctrip Computer Technology (Shanghai) Co., Ltd.	Min Fan

Agreements		Date	Parties

	Share Pledge Agreement	2011.5.16	Ctrip Computer Technology (Shanghai) Co., Ltd.	Maohua Sun
	Supplemental Agreement	2011.9.16	Ctrip Computer Technology (Shanghai) Co., Ltd.	Maohua Sun
			Party A	Party B	Party C
Exclusive Option Agreements	Exclusive Option Agreement	2003.9.10	Ctrip.com (Hong Kong) Limited	Min Fan	Shanghai Ctrip Commerce Co., Ltd.
	Supplemental Exclusive Option Agreement	2004.1.15	Ctrip.com (Hong Kong) Limited	Min Fan	Shanghai Ctrip Commerce Co., Ltd.
	Supplemental Exclusive Option Agreement	2006.11.20	Ctrip.com (Hong Kong) Limited	Min Fan	Shanghai Ctrip Commerce Co., Ltd.
	Exclusive Option Agreement	2011.5.16	Ctrip Computer Technology (Shanghai) Co., Ltd.	Maohua Sun	Shanghai Ctrip Commerce Co., Ltd.
	Supplemental Agreement	2011.9.16	Ctrip Computer Technology (Shanghai) Co., Ltd.	Maohua Sun	Shanghai Ctrip Commerce Co., Ltd.

Agreements		Date	Parties

			Party A	Party B	Party C	Party D
	Supplemental Agreement	2011.9.16	Ctrip.com (Hong Kong) Limited	Min Fan	Shanghai Ctrip Commerce Co., Ltd.	Ctrip Computer Technology (Shanghai) Co., Ltd.

			Party A	Party B
Technical Consulting and Services Agreement	Technical Consulting and Services Agreement	2006.4.12	Ctrip Computer Technology (Shanghai) Co., Ltd.	Shanghai Ctrip Commerce Co., Ltd.
	Technical Consulting and Services Agreement	2006.6.8	Ctrip Travel Information Technology (Shanghai) Co., Ltd.	Shanghai Ctrip Commerce Co., Ltd.

			Right Holder	Authorized Person
Power of Attorney	Power of Attorney	2006.2.4	Min Fan	Jane Jie Sun
	Power of Attorney	2011.5.15	Maohua Sun	Jane Jie Sun

Agreements		Date	Parties

Shanghai Huacheng Southwest Travel Agency Co., Ltd.

			Party A (Lender)	Party B (Borrower)
Loan Agreement	Loan Agreement	2011.5.16	Ctrip Computer Technology (Shanghai) Co., Ltd.	Maohua Sun

			Pledgee	Pledgor
Share Pledge Agreement	Share Pledge Agreement	2011.5.16	Ctrip Computer Technology (Shanghai) Co., Ltd.	Maohua Sun

			Party A	Party B	Party C
Exclusive Option Agreement	Exclusive Option Agreement	2011.5.16	Ctrip Computer Technology (Shanghai) Co., Ltd.	Maohua Sun	Shanghai Huacheng Southwest Travel Agency Co., Ltd.

			Party A	Party B
Technical Consulting and Services agreements	Consulting and Services Agreement	2003.9.10	Ctrip Computer Technology (Shanghai) Co., Ltd.	Shanghai Huacheng Southwest Travel Agency Co., Ltd
	Technical Consulting and Services Agreement	2005.4.14	Ctrip Travel Network Technology (Shanghai) Co., Ltd.	Shanghai Huacheng Southwest Travel Agency Co., Ltd

Agreements		Date	Parties

			Right Holder	Authorized Person
Power of Attorney	Power of Attorney	2011.5.16	Maohua Sun	Jane Jie Sun

Beijing Ctrip International Travel Agency Co., Ltd.
			Party A (Lender)	Party B (Borrower)
Loan Arrangement	Loan Arrangement	2011.5.16	Ctrip Computer Technology (Shanghai) Co., Ltd.	Maohua Sun

			Pledgee	Pledgor
Share Pledge Agreement	Share Pledge Agreement	2011.5.16	Ctrip Computer Technology (Shanghai) Co., Ltd.	Maohua Sun

			Party A	Party B	Party C
Exclusive Option Agreement	Exclusive Option Agreement	2011.5.16	Ctrip Computer Technology (Shanghai) Co., Ltd.	Maohua Sun	Beijing Ctrip International Travel Agency Co., Ltd

			Party A	Party B
Technical Consulting and Services agreements	Consulting and Services Agreement	2003.9.10	Ctrip Computer Technology (Shanghai) Co., Ltd.	Beijing Ctrip International Travel Agency Co., Ltd
	Technical Consulting and Services Agreement	2005.4.14	Ctrip Travel Network Technology (Shanghai) Co., Ltd.	Beijing Ctrip International Travel Agency Co., Ltd

Agreements		Date	Parties

			Right Holder	Authorized Person
Power of Attorney	Power of Attorney	2011.5.16	Maohua Sun	Jane Jie Sun

Exhibit B

Organization Chart

Exhibit C

Schedule of Currently Effective Key VIE Agreements with Significant VIEs

VIEs	VIE Contracts	Translated Forms Originally Filed	Parties	Termination Rights	Expiration Date	Renewal Provision

Beijing Ctrip International Travel Agency Co., Ltd. (“Beijing Ctrip”, formerly Beijing Chenhao Xinye Air-Ticketing Service Co., Ltd.)	Business Loan Agreement	Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	Maohua Sun, as borrower, and Ctrip Computer Technology, as lender	Agreement automatically expires upon satisfaction of loan obligations.	May 15, 2021 for the loan, which can be extended upon mutual consent.	N/A

	Power of Attorney	Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	Maohua Sun	Irrevocable. Ctrip Computer Technology has the power to terminate.	May 15, 2021	N/A

	Exclusive Option Agreement	Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	Maohua Sun, Ctrip Computer Technology and Beijing Ctrip	Irrevocable.	May 15, 2021	Renewable for another 10 years at Ctrip Computer Technology’s discretion.

	Share Pledge Agreement	Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	Maohua Sun, as pledgor, and Ctrip Computer Technology, as pledgee	Terminates when the corresponding loan agreement terminates.	See “Termination Rights”.	If the corresponding loan agreement is renewed, share pledge agreement will be renewed accordingly.

VIEs	VIE Contracts	Translated Forms Originally Filed	Parties	Termination Rights	Expiration Date	Renewal Provision

	Technology Consulting and Services Agreement	Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Ctrip Computer Technology and Beijing Ctrip; and (2) Ctrip Travel Network and Beijing Ctrip	Ctrip Computer Technology/ Ctrip Travel Network can terminate at any time with advance notice; and Beijing Ctrip can only terminate in extraordinary cases (e.g. material breach, fraud or bankruptcy).	For (1), September 9, 2013 and for (2), April 13, 2015	Mutual consent (i.e., renewable with Ctrip Computer Technology/ Ctrip Travel Network’s consent.)

Shanghai Ctrip Commerce Co., Ltd. (“Shanghai Ctrip Commerce”)	Business Loan Agreement and Supplemental Agreements	Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003

(1) Maohua Sun, as borrower, and Ctrip Computer Technology, as lender

(2) Min Fan, as borrower, and Ctrip Computer Technology, as lender

(3) Min Fan, as borrower, and Ctrip.com (Hong Kong) Limited, as lender

				Agreement automatically expires upon satisfaction of loan obligations.	Various due date for the loans with the earliest at September 9, 2013 and the latest at September 16, 2021, which can be extended upon mutual consent.	N/A

	Power of Attorney	Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	Maohua Sun and Min Fan	Irrevocable. For Maohua Sun, Ctrip Computer Technology has the power to terminate; and for Min Fan, will be automatically terminated if the operating agreement between Ctrip Computer Technology and Shanghai Ctrip Commerce is terminated.	Maohua Sun: May 14, 2021; and Min Fan: February 3, 2016	N/A

VIEs	VIE Contracts	Translated Forms Originally Filed	Parties	Termination Rights	Expiration Date	Renewal Provision

	Exclusive Option Agreement and Supplemental Agreements	Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Maohua Sun, Ctrip Computer Technology and Shanghai Ctrip Commerce; and (2) Min Fan, Ctrip.com (Hong Kong) Limited and Shanghai Ctrip Commerce	Irrevocable.	For (1), May 15, 2021; and for (2), September 9, 2013	Renewable for another 10 years at Ctrip Computer Technology/ Ctrip.com (Hong Kong) Limited’s discretion.

	Share Pledge Agreement and Supplemental Agreements	Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Maohua Sun, as pledgor, and Ctrip Computer Technology, as pledgee; and (2) Min Fan, as pledgor, and Ctrip Computer Technology, as pledgee.	For (1), terminates when the corresponding loan agreement terminates; and for (2), terminates when the payment obligations of the service fees as well as other obligations under the technology consulting and services agreement have been performed in full.	See “Termination Rights”.	If the corresponding loan agreement or the technology consulting and services agreement is renewed, share pledge agreement will be renewed accordingly.

VIEs	VIE Contracts	Translated Forms Originally Filed	Parties	Termination Rights	Expiration Date	Renewal Provision

	Technology Consulting and Services Agreement	Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Ctrip Computer Technology and Shanghai Ctrip Commerce; and (2) Ctrip Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Travel Information”) and Shanghai Ctrip Commerce.	N/A	For (1), April 11, 2016, and for (2), June 7, 2016	Mutual consent (i.e., renewable with Ctrip Computer Technology/ Ctrip Travel Information’s consent, with terms to be determined by both parties.)

Shanghai Huacheng Southwest Travel Agency Co., Ltd. (“Shanghai Huacheng”)	Business Loan Agreement	Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	Maohua Sun, as borrower, and Ctrip Computer Technology, as lender	Agreement automatically expires upon satisfaction of loan obligations.	May 15, 2021 for the loan, which can be extended upon mutual consent.	N/A

	Power of Attorney	Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	Maohua Sun	Irrevocable. Ctrip Computer Technology has the power to terminate	May 15, 2021	N/A

VIEs	VIE Contracts	Translated Forms Originally Filed	Parties	Termination Rights	Expiration Date	Renewal Provision

	Exclusive Option Agreement	Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	Maohua Sun, Ctrip Computer Technology and Shanghai Huacheng	Irrevocable.	May 15, 2021	Renewable for another 10 years at Ctrip Computer Technology’s discretion.

	Share Pledge Agreement	Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	Maohua Sun, as pledgor, and Ctrip Computer Technology, as pledgee	Terminates when the corresponding loan agreement terminates.	See “Termination Rights”.	If the corresponding loan agreement is renewed, share pledge agreement will be renewed accordingly.

	Technology Consulting and Services Agreement	Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Ctrip Computer Technology and Shanghai Huacheng; and (2) Ctrip Travel Network and Shanghai Huacheng	Ctrip Computer Technology/ Ctrip Travel Network can terminate at any time with advance notice; and Shanghai Huacheng can only terminate in extraordinary cases (e.g. material breach, fraud or bankruptcy).	For (1), September 9, 2013 and for (2), April 13, 2015	Mutual consent (i.e., renewable with Ctrip Computer Technology/ Ctrip Travel Network’s consent.)

Guangzhou Ctrip International Travel Agency Co., Ltd. (“Guangzhou Ctrip”, formerly Guangzhou Guangcheng Commercial Service Co., Ltd.)	Business Loan Agreement and Supplemental Agreements	Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Min Fan, as borrower, and Ctrip.com (Hong Kong) Limited, as lender (2) Jianmin Zhu, as borrower, and Ctrip.com (Hong Kong) Limited, as lender	Agreement automatically expires upon satisfaction of loan obligations.	Various due date for the loans with the earliest at September 9, 2013 and the latest at February 28, 2014, which can be extended upon mutual consent.	N/A

VIEs	VIE Contracts	Translated Forms Originally Filed	Parties	Termination Rights	Expiration Date	Renewal Provision

	Power of Attorney	Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	Jianmin Zhu; Min Fan	Irrevocable. Will be automatically terminated if the operating agreement between Ctrip Computer Technology and Guangzhou Ctrip is terminated.	February 3, 2016	N/A

	Exclusive Option Agreement	Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Min Fan, Ctrip.com (Hong Kong) Limited and Guangzhou Ctrip (2) Jianmin Zhu, Ctrip.com (Hong Kong) Limited and Guangzhou Ctrip.	Irrevocable.	For (1), September 9, 2013; and for (2) July 31, 2014	Renewable for another 10 years at Ctrip.com (Hong Kong) Limited’s discretion.

	Share Pledge Agreement	Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Jianmin Zhu, as pledgor, and Ctrip Computer Technology, as pledgee; and (2) Min Fan, as pledgor, and Ctrip Computer Technology, as pledgee.	Terminates when the payment obligations of the service fees as well as other obligations under the technology consulting and services agreement have been performed in full.	See “Termination Rights”.	If the corresponding technology consulting and services agreement is renewed, share pledge agreement will be renewed accordingly.

	Technology Consulting and Services Agreement	Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Ctrip Computer Technology and Guangzhou Ctrip; and (2) Ctrip Travel Network and Guangzhou Ctrip.	Ctrip Computer Technology/ Ctrip Travel Network can terminate at any time with advance notice; and Guangzhou Ctrip can only terminate in extraordinary cases (e.g. material breach, fraud or bankruptcy).	For (1), September 9, 2013; and for (2) April 13, 2015	Mutual consent (i.e., renewable with Ctrip Computer Technology/ Ctrip Travel Network’s consent.)

VIEs	VIE Contracts	Translated Forms Originally Filed	Parties	Termination Rights	Expiration Date	Renewal Provision

Shanghai Ctrip International Travel Agency Co., Ltd. (“Shanghai Ctrip International”, formerly Shanghai Cuiming International Travel Agency Co., Ltd.)	Business Loan Agreement and Supplemental Agreement	Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	Min Fan, as borrower, and Ctrip.com (Hong Kong) Limited (subsequently transferred to Ctrip Computer Technology), as lender	Agreement automatically expires upon satisfaction of loan obligations.	September 26, 2013 for the loan, which can be extended upon mutual consent.	N/A

	Power of Attorney	Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	Min Fan and Gangyi Yan[2]	Irrevocable. Will be automatically terminated if the operating agreement between Ctrip Computer Technology and Shanghai Ctrip International is terminated.	February 3, 2016 and May 7, 2016, respectively	N/A

	Exclusive Option Agreement	Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Min Fan, Ctrip.com (Hong Kong) Limited and Shanghai Ctrip International; and (2) Gangyi Yan, Ctrip Computer Technology and Shanghai Ctrip International.	Irrevocable.	November 4, 2013 and May 7, 2016, respectively	For (1), renewable for another 10 years at Ctrip.com (Hong Kong) Limited’s discretion; for (2), renewable for another 10 years with mutual consent.

[2]

Gangyi Yan recently resigned from Ctrip and the Company has designated a new nominee shareholder that is an officer and employee of the Company to replace him. The Company is in the process of transferring the contracts signed by Gangyi Yan in connection with Shanghai Ctrip International to the new nominee shareholder.

VIEs	VIE Contracts	Translated Forms Originally Filed	Parties	Termination Rights	Expiration Date	Renewal Provision

	Share Pledge Agreement and Supplemental Agreement	Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Min Fan, as pledgor, and Ctrip Computer Technology, as pledgee; and (2) Gangyi Yan, as pledgor, and Ctrip Computer Technology, as pledgee.	Terminates when the payment obligations of the service fees as well as other obligations under the technology consulting and services agreement have been performed in full.	See “Termination Rights.”	If the corresponding technology consulting and services agreement is renewed, share pledge agreement will be renewed accordingly.

	Technology Consulting and Services Agreement	Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	Ctrip Travel Network and Shanghai Ctrip International.	Ctrip Travel Network can terminate at any time with advance notice; and Shanghai Ctrip International can only terminate in extraordinary cases (e.g. material breach, fraud or bankruptcy).	April 13, 2015	Mutual consent (i.e., renewable with Ctrip Travel Network’s consent.)

VIEs	VIE Contracts	Translated Forms Originally Filed	Parties	Termination Rights	Expiration Date	Renewal Provision

Shenzhen Ctrip Travel Agency Co., Ltd. (“Shenzhen Ctrip”)	Business Loan Agreement and Supplemental Agreements	Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Min Fan, as borrower, and Ctrip.com (Hong Kong) Limited, as lender (2) Jianmin Zhu, as borrower, and Ctrip.com (Hong Kong) Limited, as lender	Agreement automatically expires upon satisfaction of loan obligations.	February 5, 2014 for the loans, which can be extended upon mutual consent.	N/A

	Power of Attorney	Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	Jianmin Zhu; Min Fan	Irrevocable. Will be automatically terminated if the operating agreement between Ctrip Computer Technology and Shenzhen Ctrip is terminated.	February 4, 2016	N/A

	Exclusive Option Agreement	Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Min Fan, Ctrip.com (Hong Kong) Limited and Shenzhen Ctrip (2) Jianmin Zhu, Ctrip.com (Hong Kong) Limited and Shenzhen Ctrip.	Irrevocable.	For (1), February 5, 2014; and for (2) February 5, 2014	Renewable for another 10 years at Ctrip.com (Hong Kong) Limited’s discretion.

	Share Pledge Agreement	Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Jianmin Zhu, as pledgor, and Ctrip Computer Technology, as pledgee; and (2) Min Fan, as pledgor, and Ctrip Computer Technology, as pledgee.	Terminates when the payment obligations of the service fees as well as other obligations under the technology consulting and services agreement have been performed in full.	See “Termination Rights”.	If the corresponding technology consulting and services agreement is renewed, share pledge agreement will be renewed accordingly.

VIEs	VIE Contracts	Translated Forms Originally Filed	Parties	Termination Rights	Expiration Date	Renewal Provision

	Technology Consulting and Services Agreement	Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-110455) filed with the Securities and Exchange Commission on November 13, 2003	(1) Ctrip Computer Technology and Shenzhen Ctrip; and (2) Ctrip Travel Network and Shenzhen Ctrip.	Ctrip Computer Technology/ Ctrip Travel Network can terminate at any time with advance notice; and Shenzhen Ctrip can only terminate in extraordinary cases (e.g. material breach, fraud or bankruptcy).	For (1), February 5, 2013; and for (2), April 13, 2015	Mutual consent (i.e., renewable with Ctrip Computer Technology/ Ctrip Travel Network’s consent.)